
02047141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 7-4-02


RECD S.E.C.
JUL 3 0 2002

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


PROCESSED
JUL 3 1 2002
THOMSON
FINANCIAL

For the month of July [4], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 24 July 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction
of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City
Address of principal office

1200
Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares of Common Stock Licensed and Amount of Debt Outstanding |
|---|---|

Attached hereto is a press release entitled "PLDT on track to complete liability management program with launch of US$100 million Multicurrency Term Loan Facility".

## SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 24 July 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



# PLDT NEWS

**PLDT on track to complete liability management program with launch of US$130 million Multicurrency Term Loan Facility**

---

**Manila, Philippines, July 24, 2002** - Philippine Long Distance Telephone Company ("PLDT") announced today that it has mandated Citigroup and ING Bank as Joint Lead Arrangers and bookrunners for a US$130 million Multicurrency Term Loan Facility. BNP Paribas and Mizuho have also joined as Joint Lead Arrangers. This facility, which was launched today, will refinance approximately half of the principal amounts outstanding under two existing loans falling due in 2003, one a JPY19 billion syndicated term loan and the other a US$103 million term loan, while the other half will be paid down.

This refinancing is one of the key components of PLDT's comprehensive liability management program to address debt maturities in 2002 to 2004. The facility, in particular, would address a significant part of PLDT's debt maturities in 2003. Financing initiatives already successfully concluded by PLDT under its liability management plan include, among others, the US$149 million KfW/Hermes term loan refinancing facility, the US$350 million notes issues, and the tender offer for two outstanding bond issues due 2003 and 2004.

The liability management program of PLDT has two major elements – first, to term out about 50 per cent of its debts maturing between 2002 and 2004 and second, to reduce overall indebtedness as a result of improving operational efficiencies and stronger internal cash generation. Initiatives to contain costs and reduce capital expenditures are actively being pursued by PLDT and have already begun to positively impact PLDT's results.

The facility, which is intended to be drawn in 2003, amortizes semi-annually beginning June 2004 and has a final maturity of December 2006. Prior to today's launch of official syndication, approximately two-thirds of the facility amount had already been committed by existing lenders. Financial close is targeted by the end of August 2002.

###

**For more information, please contact:**

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

### *About PLDT*

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 26 July 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City
Address of principal office

1200
Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares of Common Stock Licensed and Amount of Debt Outstanding |
|---|---|

Attached hereto is a press release entitled "PLDT secures JPY9.76 billion JBIC Overseas Investment Loan".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY



FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Date: 26 July 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



# PLDT *News*

**PLDT secures JPY9.76 billion JBIC Overseas Investment Loan**

---

**Manila, Philippines, July 26, 2002** - Philippine Long Distance Telephone Company ("PLDT") announced today that it has secured a JPY9.76 billion Overseas Investment Loan from the Japan Bank for International Cooperation ("JBIC"). The loan was granted by JBIC to PLDT under the Overseas Investment Loan program. Shinichi Jin, Deputy Governor and Managing Director of JBIC and Manuel V. Pangilinan, President and Chief Executive Officer of PLDT signed the loan agreement today in Tokyo. Attending the signing were senior officers of NTT Communications and PLDT.

The Overseas Investment Loan program of JBIC is made available to companies with Japanese investors. The program is intended to support the initiatives of Japanese companies engaging in international operations while assisting in the development of the host country and investment recipient companies.

Mr. Pangilinan said, "Obtaining this JBIC loan demonstrates that PLDT continues to enjoy the support of another key traditional lender and that PLDT's underlying credit fundamentals remain sound." Pangilinan added, "We believe that PLDT is strongly positioned to remain the leading telecommunications provider in both the fixed and wireless sectors in the Philippines and we thank NTT Communications for their unwavering support and confidence in the medium to long-term prospects of PLDT."

The loan will be available for immediate drawdown and starts amortizing beginning March 2005 after a 2.5-year grace period with final maturity due in March 2008.

###

**For more information, please contact:**

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

***About PLDT***

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: July 30, 2002